CALYPSO WIRELESS, INC.

5753 N.W. 158th Street

Miami Lakes, Florida 33014

September 28, 2005

U. S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Al Rodriguez

RE: Calypso Wireless, Inc.

Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the period ended March 31, 2005

File No. 01-08497

Dear Mr. Rodriguez:

This letter is in response to the staff’s letter to Calypso Wireless, Inc. dated September 19, 2005. We will also submit via EDGAR the amended Form 10-KSB for 2004 and the amended Form 10-QSB for the first quarter of 2005 incorporating the revisions in response to the staff’s comment letters.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Response 1

Item 8A. Controls and Procedures

Evaluation of disclosure controls and procedures.

The amended Form 10-KSB for 2004 will contain disclosure that the Company's former chief executive officer and former chief financial officer conducted an evaluation regarding the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act. Based upon this evaluation of the Registrant’s controls and procedures, the former chief executive officer and former chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2004. As set forth in the Form 8-K filed on September 12, 2005 with Item 4.02 disclosure, we will take this into account when we file the restated financial statements in the amended Form 10-KSB and 10-QSB, as well as in our Form 10-QSB for the period ended June 30, 2005.

Changes in internal controls.

During the period covered by this report, no changes occurred in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. However, the Company’s internal control over financial reporting was not compliant with the procedures as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act.

The Company is taking actions to improve, and plans to continue to evaluate corporate governance procedures and certain disclosure controls and procedures. As part of this commitment, our new Chief Financial Officer, working with the new Chief Executive Officer are initiating a number of steps, including those in response to the Sarbanes Oxley Act of 2002 and corresponding SEC requirements for presentation to the Board of Directors. Specific action taken or planned by us includes the following: (i) We are conducting a comprehensive review of the adequacy of our policies and procedures with respect to the administration of our equity compensation plans (including stock grants, stock option and warrant plans) and purchases and sales of our securities; (ii) We are implementing a Section 16 reporting program for officers, directors and 10% beneficial owners to advise those persons of their reporting responsibilities and to make arrangements for filing timely reports in the event a reportable transaction occurs.

The Company’s new Chief Executive Officer and new Chief Financial Officer, who joined the Company in August and September 2005, respectively, have begun carrying out an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as amended. Based upon the steps outlined in the preceding paragraph, our new Chief Executive Officer and new Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2004 and the restatements to the financial statements for the 2002, 2003 and 2004 fiscal years are reflected in this filing. Further, as new procedures and controls are implemented, with the intent of improving our disclosure of material information relating to us and our consolidated subsidiary, such disclosure will be made known in a timely manner as required to include such information in the Company's periodic filings with the Securities and Exchange Commission.

Response 2

Note 9 Restatements

In response to the staff’s comment 2 and our prior response to the staff’s comment 4 in the comment letter dated June 13, 2005, please note that in Footnote 4, Software Development Costs, in the amended Form 10-KSB for 2004, there will be additional disclosure as follows:

"In accordance with SFAS 86, the Company expensed as research and development costs, all costs associated with establishing the technological feasibility of the software. Technological feasibility was demonstrated in the first quarter of 1999. Pursuant to paragraph 4 of SFAS 86, Calypso concluded that technological feasibility was established because the Company had completed all planning, designing, coding and testing activities necessary to establish that the product could be produced to meet its design specifications including functions, features, and technical performance requirements. Calypso had a detailed product design, had the necessary skills, and hardware and software technology were available to produce the project. A patent has been obtained for the technology and successful field tests of Calypso’s C1250i WiFi-GSM-GPRS VoIP smart cellular phone have been performed by Sleipner SA and other companies. However, notwithstanding the Company’s determination that it had established the technological feasibility of the software, there has been no revenue recorded after we determined feasibility because the technology was advanced from that time and the Company required significant capital investment as previously disclosed in SEC filings."

Supplementally, we are informing the staff that the Company has purchased a 25% interest in RV Technology Limited, Hong Kong, which entity we believe is at the forefront of development and design of wireless handheld devices including smart phones and PDAs. We will file a copy of the agreement of this equity acquisition in the Form 10-QSB for June 30, 2005 or in a Form 8-K shortly. As a result of this acquisition, the Company believes that it has moved from research and development to technological feasibility to successful field tests to purchase of an equity interest in RV Technology which designs working cell phones and does design for Microsoft, Texas Instruments and Intel and has ties to companies that can enable mass production of the Company’s product to the world-wide market. This should enable the Company to begin successful production of phones with the patented ASNAP™ technology. Because of its market position, RV Technology. In addition, the Company wishes to inform the staff that it has recently been awarded the Frost and Sullivan Award as the outstanding wireless technology of the year.

Response 3

Item 4.02 Form 8-K filed on September 12, 2005

In response to this comment, pursuant to EITF 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services", the measurement date is:

- The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment); or

- The date at which the counterparty’s performance is complete.

The Company’s chief financial officer reviewed the contracts in question and noted that pursuant to Task Force discussions the contracts performance may be required over a period of time but the equity award granted to the party performing the services was fully vested and mostly nonforfeitable; as a result the measurement date was deemed to be the date of the contract which is the performance commitment date. As a result, the stock issuances shall be recorded as of the date of the contracts causing a restatement for fiscal 2004 and 2003, and the stock value on that day was used for fair value.

If you should have any additional comments, please do not hesitate to call me at 713-952-7300.

Sincerely,

/s/Cheryl Dotson

Cheryl Dotson

Chief Financial Officer